EXHIBIT 21.1

Sigma Designs, Inc. Listing of Subsidiaries

NAME	JURISDICTION

Sigma Designs Israel S.D.I Ltd	Israel
Sigma Designs (Asia), Ltd.	Hong Kong
Sigma Designs Denmark Aps	Denmark
Sigma Designs Europe	France
Sigma Designs Japan, KK	Japan
Sigma Designs Korea Co., Ltd.	Korea
Sigma Designs Technologies Canada, Inc.	Canada
Sigma Designs Technology Denmark Aps	Denmark
Sigma Designs Technology Singapore Pte. Ltd.	Singapore
Sigma Designs Vietnam Company, Ltd.	Vietnam
Sigma International Limited	Cayman Islands
Sigma Designs (Shenzhen) Co., Ltd.	China
Sigma Designs Technology (Shanghai) Co. Ltd.	Shanghai
Sigma Designs Netherlands	Netherlands
Sigma Designs Germany GMBH	Germany